UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended September 30, 2005
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition period from                      to
Commission File Number 000-08193
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Argon ST Inc. 401(k) Profit Sharing Plan and Trust
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ARGON ST, INC.
12701 Fair Lakes Circle, Fairfax, Virginia 22033

REQUIRED INFORMATION
Financial Statements:
4.	In lieu of the requirements of Item 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended September 30, 2005 and 2004 are presented on pages 2 through 8.
Exhibits:
23.	Consent of Grant Thornton LLP, independent registered public accounting firm.

2

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

Supplementary Information
Schedule of Assets (Held at end of year)	9

Financial Statements and Report of
Independent Registered Public Accounting Firm
Argon ST, Inc.
401(k) Profit Sharing Plan and Trust
September 30, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Trustees
Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan) as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended September 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Vienna, Virginia
March 20, 2006

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

September 30,	2005	2004

Assets

Investments at fair value:
Funds with Registered Investment Trust	$36,262,050	$17,710,982
Funds in Argon ST Common Stock	11,244,228	—
Funds in Common/Collective Trusts	4,689,345	—
Participant loans	302,206	96,695

	52,497,829	17,807,677

Receivables:
Employee contributions	160,470	—
Employer match contributions	154,252	—
Employer profit sharing contributions	—	866,506

	314,722	866,506

Net Assets Available for Benefits	$52,812,551	$18,674,183

The accompanying notes are an integral part of these statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year ended September 30,	2005

Additions
Investment income:
Net appreciation in fair value of investments	$2,919,674
Interest and dividends	17,550

2,937,224
Contributions:
Participant	4,017,365
Participant rollover	731,454
Employer match	3,937,677

Total contributions	8,686,496

Transfer from Sensytech, Inc. 401(k) Plan (Note I)	23,651,456

Total Additions	35,275,176

Deductions
Benefits paid to participants	1,131,484
Plan expenses	5,324

Total Deductions	1,136,808

Net Increase	34,138,368

Net Assets Available for Benefits, beginning of year	18,674,183

Net Assets Available for Benefits, end of year	$52,812,551

The accompanying notes are an integral part of these statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
September 30, 2005 and 2004
NOTE A—PLAN DESCRIPTION
The following brief description of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan was established January 1, 1995, to provide retirement benefits for eligible employees of the participating employer. The participating employer is Argon ST, Inc. (the Company). Effective January 1, 2000, the Plan entered into a tax-favored savings and trust agreement with Fidelity Management Trust Company (Fidelity).
All employees of the employer are eligible to participate upon meeting the eligibility requirement of attaining the age of 21, except members of a collective bargaining unit where retirement benefits have been the subject of good faith bargaining and nonresident aliens who do not receive any earned income from the Company which constitutes United States earned income. Employees become eligible to participate on the entry date immediately after a three month waiting period from the date of employment as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may contribute a percentage of their pre-tax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans.
The employer makes a non-discretionary matching contribution, subject to certain Plan limitations, in an amount equal to 100 percent of the participant’s deferral, limited to six percent of the participant’s eligible compensation. In addition, a safe harbor contribution equal to 3% of covered compensation is made to each eligible employee of the Company, regardless of the employees’ participation in the Plan. Each year the employer may also contribute to the Plan a discretionary profit sharing contribution in addition to any matching contributions. The Company made a matching contribution to the Plan for the year ended September 30, 2005, and a safe harbor contribution for Plan year ended September 30, 2005. The Company did not make a profit sharing contribution for Plan year ended September 30, 2005.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, and (b) Plan earnings. Allocations to each participant account for the Company’s discretionary profit sharing contribution is based on the ratio of their compensation for the plan year to the aggregate eligible compensation of all such participants in that year. Investment income is allocated based on participants’ account balances.
Investment
Upon enrollment in the Plan, a participant may direct employee contributions within approximately 31 different investment options, including among others, fixed income, capital appreciation, income and growth mutual funds, Argon ST common stock as well as a self-directed brokerage account option. Fidelity is custodian of the funds. Participants may change their investment options daily.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2005 and 2004
NOTE A—PLAN DESCRIPTION—Continued
Vesting
Participants are immediately vested in their contributions, rollover accounts and the Company’s safe harbor contributions plus actual earnings thereon. Vesting in the remainder of the plan account is based on years of continuous service. A participant is 100 percent vested after five years of credited service.
Payment of Benefits
On termination of service, including separation due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. If the account balance is less than $1,000, the distribution shall be paid in the form of a lump-sum benefit.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net value of shares held by the Plan at year-end. Shares of Argon ST common stock are valued at the quoted market price at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
NOTE C—ADMINISTRATIVE EXPENSES
The Company absorbs substantially all of the Plan recordkeeping and administrative expenses. Expenses incurred by the Plan for years ended September 30, 2005 and 2004, were $5,324 and $1,551, respectively.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2005 and 2004
NOTE D—INCOME TAX STATUS
The Company adopted a prototype plan offered through Fidelity. The prototype plan was approved by the Internal Revenue Service as acceptable under Section 401(a) of the Internal Revenue Code (IRC), for use by employers for the benefit of their employees.
NOTE E—INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of September 30, 2005 and 2004:

September 30,	2005		2004

Fidelity Retirement Money Market	$	*	$2,394,007
Fidelity Fund		*	1,361,814
Fidelity Growth Company		*	2,178,734
Fidelity Capital Appreciation		4,844,445	*
Fidelity Aggressive Growth		*	2,059,738
Fidelity Contrafund		3,624,447	*
Fidelity Freedom 2030®		*	1,411,242
Van Kampen Growth & Income		4,980,265	*
Artisan Mid Cap		3,855,359	*
Fidelity Diversified International		2,647,339	*
Fidelity Managed Income		4,689,345	*
Argon ST Common Stock		11,244,228	*

*	Did not represent 5 percent or more of Plan’s net assets
For Plan year ended September 30, 2005, the Plan’s investments appreciated (depreciated) in value by $2,919,674 as follows:

Registered Investment Companies	$4,108,937
Argon ST Common Stock	(1,189,263)
Common/Collective Trusts	—

$2,919,674

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2005 and 2004
NOTE F—TERMINATION
Although it has not expressed any interest to do so, the employer reserves the right to terminate the Plan and discontinue contributions at any time. In the event of Plan termination, participants become 100 percent vested in their accounts.
NOTE G—LOANS TO PARTICIPANTS
Loans to participants are limited to the lesser of $50,000 or one-half of the participant’s vested interest in their account. The period of repayment may not exceed five years, except for loans used to acquire, construct, or rehabilitate a dwelling unit used as a principal residence. All loans bear interest under a fixed rate determined by the Plan Administrator. Loans must be repaid prior to any participant (borrower) distribution.
NOTE H—FORFEITURES
At September 30, 2005 and 2004, forfeited non-vested accounts totaled $123,853 and $168,767, respectively. These accounts are used to reduce future employer contributions. Forfeitures in the amount of $50,067 were used to reduce employer contributions for the Plan year ended September 30, 2005.
NOTE I—TRANSFER FROM RELATED PLAN
Pursuant to the September 29, 2004 merger between Argon Engineering Associates, Inc. and Sensytech, Inc., the Sensytech Inc. 401K Profit Sharing Plan administered by Merrill Lynch was liquidated and the assets of the Plan, in the amount of $23,651,456, were transferred to the Argon ST, Inc 401(k) Profit Sharing Plan and Trust in February 2005.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2005 and 2004
NOTE J—RECONCILIATION TO FORM 5500
Form 5500 reports Plan assets on a cash basis; accounting principles generally accepted in the United States of America use the accrual basis. A reconciliation of net assets available for Plan benefits according to the financial statements and Form 5500 follows:

September 30,	2005	2004

Net assets available for benefits, financial statements	$52,812,551	$18,674,183
Less: contributions receivable	(314,722)	(866,506)

Net assets available for Plan benefits, Form 5500	$52,497,829	$17,807,677

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

Year ended September 30, 2005

Change in net assets, financial statements	$34,138,368
Add: contributions receivable, beginning of year	866,506
Less: contributions receivable, end of year	(314,722)
Less: transfer from other plan	(23,651,456)

Net income, Form 5500	$11,038,696

NOTE K—RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Argon ST, Inc. common stock. Argon ST is the Plan sponsor and, therefore, qualifies as a related party. At September 30, 2005, the Plan held an investment of 383,239 shares of Argon ST common stock with a fair value of $11,244,228. For the year ended September 30, 2005, the Plan purchased 35,172 shares at a cost of $1,066,741, and sold or distributed 28,525 shares with proceeds of $910,135. Pursuant to the termination of the Sensytech, Inc. 401(k) Profit Sharing Plan (as described in Note I), 376,592 shares were transferred into the Plan with a market value of $12,276,886.
The Plan has not considered Argon ST contributions to the Plan, or benefits accrued or paid by the Plan, for participants as party-in-interest transactions.
Certain Plan investments are managed by Fidelity Management Trust Company, the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
Fees paid during the year by the Plan sponsor for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.
The Plan sponsor provides to the Plan certain accounting and administrative services for which no fees are charged.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Supplementary Information
Schedule of Assets Held at end of year

September 30, 2005
	Description of	Current
Identity of Issue	Investment	Value

* Funds with Fidelity Registered Investment Trust:
Fidelity Capital Appreciation	Mutual Fund	$4,844,445
Fidelity Contrafund	Mutual Fund	3,624,447
Spartan US Equity Index	Mutual Fund	1,310,161
Van Kampen Growth & Income	Mutual Fund	4,980,265
Artisan Mid Cap	Mutual Fund	3,855,359
Fidelity Leveraged Company Stock	Mutual Fund	1,935,599
Fidelity Low Priced Stock	Mutual Fund	1,313,199
Lord Abbett Mid Cap Value	Mutual Fund	1,147,122
Fidelity Small Cap Independence	Mutual Fund	115,608
Fidelity Small Cap Retirement	Mutual Fund	49,388
Fidelity Value Strategies	Mutual Fund	93,977
Royce Low Priced Stock	Mutual Fund	310,561
Fidelity Diversified International	Mutual Fund	2,647,339
Neuberger Berman International Trust	Mutual Fund	84,326
Fidelity Freedom 2000	Mutual Fund	213,464
Fidelity Freedom 2005	Mutual Fund	992
Fidelity Freedom 2010	Mutual Fund	694,477
Fidelity Freedom 2015	Mutual Fund	120,019
Fidelity Freedom 2020	Mutual Fund	1,171,892
Fidelity Freedom 2025	Mutual Fund	97,749
Fidelity Freedom 2030	Mutual Fund	1,754,942
Fidelity Freedom 2035	Mutual Fund	52,866
Fidelity Freedom 2040	Mutual Fund	314,851
Fidelity Freedom Income	Mutual Fund	396,960
Oakmark Equity & Income	Mutual Fund	1,218,101
Fidelity Mortgage Securities	Mutual Fund	87,398
Fidelity Short-term Bond	Mutual Fund	55,156
Fidelity Strategic Income	Mutual Fund	657,447
PIMCO Total Return	Mutual Fund	2,304,068

		35,452,178

* Fidelity Managed Income	Common/Collective Trust	4,689,345
* Argon ST Common Stock	Company Stock	11,244,228
BrokerageLink	Self-directed accounts	809,872
* Participant loans	5% to 8%	302,206

		$52,497,829

*	Denotes party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARGON ST, INC.
401(k) PROFIT SHARING PLAN

March 29, 2006	By: /s/ Victor F. Sellier

Victor F. Sellier
Plan Administrator